Exhibit 1
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NOT  FOR  RELEASE,  PUBLICATION  OR  DISTRIBUTION  IN  WHOLE  OR IN  PART,  INTO
AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION


29 October 2008


                              WPP GROUP PLC ("WPP")
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                  TAYLOR NELSON SOFRES PLC ("TNS") OFFER UPDATE


Offer wholly unconditional

WPP announces  that all the conditions of the Offer have now been fulfilled (or,
where  applicable,   waived)  and  that,  accordingly,   the  Offer  has  become
unconditional in all respects.

As at 3.00 p.m. (London time) on 29 October 2008, valid acceptances of the Offer had been received in respect of a total of 402,731,592 TNS Shares, representing approximately 95.54 per cent. of the existing issued share capital of TNS.

The number of TNS Shares for which acceptances of the Offer have been received includes an acceptance in respect of 30,000 TNS Shares held by persons presumed to be acting in concert with WPP, as previously announced.


Settlement

Settlement of the consideration to which any TNS Share Owner is entitled under the Offer in respect of valid acceptances received on or before 3.00 p.m. (London time) today will be effected by the issue of cheques and/or share certificates (in the case of certificated holders) or by crediting relevant CREST accounts (in the case of uncertificated holders) on or before 12 November 2008.

The UK Listing Authority has agreed to admit the WPP Shares to be issued in connection with the Offer to the Official List, and the London Stock Exchange has agreed to admit those shares to trading on its main market for listed securities, subject only to allotment. The new WPP Shares to be issued in connection with the Offer will be issued credited as fully paid and will rank pari passu with the existing issued shares of WPP.


Compulsory acquisition and de-listing of TNS Shares

Having received acceptances in excess of 90 per cent. in value of the TNS Shares to which the Offer relates (and in excess of 90 per cent. of the voting rights carried by the TNS Shares to which the Offer relates which, in each case, excludes any TNS Shares held as treasury shares), WPP intends to exercise its rights pursuant to the provisions of Part 28 of the Companies Act 2006 to acquire compulsorily any remaining TNS Shares in respect of which acceptances have not been received, on the same terms as the Offer. Compulsory acquisition notices, together with an explanatory letter, will shortly be sent to TNS Share Owners who have yet to accept the Offer.

An application will also be made to cancel the admission to trading of TNS Shares on the London Stock Exchange's main market for listed securities and to cancel the admission of the TNS Shares on the Official List. It is anticipated that the cancellations will take effect at 8.00 a.m. on 26 November 2008, being 20 Business Days following the date of this announcement. De-listing would significantly reduce the liquidity and marketability of any TNS Shares not assented to the Offer at that time and the value of any such TNS Shares may be affected as a consequence.


Extension of the Offer

The Offer, which as previously announced has been recommended by the Board of TNS, will remain open for acceptance until 3.00 p.m. on 12 November 2008.

Settlement of the consideration to which any TNS Share Owner is entitled under the Offer in respect of valid acceptances received after 3.00 p.m. (London time) today, and whilst the Offer remains open for acceptance, will be effected within 14 days of receipt of such acceptances. By accepting the Offer, those TNS Share Owners who have yet to do so will receive their consideration more quickly than would otherwise be the case under the statutory compulsory acquisition procedure referred to above, which will be a minimum of six weeks from the date of the compulsory acquisition notices.

TNS Share Owners who have not yet accepted the Offer are therefore urged to do so without delay.


Action to be taken to accept the Offer

TNS Share Owners who hold TNS Shares in certificated form (that is, not in CREST), should complete the Form of Acceptance and Election in accordance with paragraph 14.1 of Part 1 of the Offer Document. They should return the completed and signed Form of Acceptance and Election (along with any appropriate document(s) of title including their share certificate(s)) using the reply-paid envelope that was enclosed with the Offer Document (if they are posting within the United Kingdom) as soon as possible.

TNS Share Owners who hold TNS Shares in uncertificated form (that is, in CREST), should follow the procedures set out in paragraph 14.2 of Part 1 of the Offer Document, so as to ensure that their TTE instruction(s) settle(s) as soon as possible.

TNS Share Owners who require assistance in accepting the Offer (or who require a replacement Form of Acceptance and Election) should telephone Computershare Investor Services PLC (the receiving agent for the Offer), on 0870 707 1367 (from within the United Kingdom) and +44 870 707 1367 (from outside the United Kingdom). However, TNS Share Owners should be aware that Computershare Investor Services PLC cannot provide any financial, legal or taxation advice in connection with the Offer nor any advice on the merits of the Offer.

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

TNS Share Owners who are in any doubt as to what action to take are recommended to seek their own personal financial advice immediately from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if they are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in their own jurisdiction.


Enquiries:


BUCHANAN COMMUNICATIONS                                +44 20 7466 5000
Richard Oldworth


MERRILL LYNCH INTERNATIONAL                            +44 20 7628 1000
Richard Taylor
Mark Astaire (Corporate Broking)

PERELLA WEINBERG PARTNERS UK LLP                       +44 20 7268 2800
Philip Yates
Graham Davidson

GOLDMAN SACHS INTERNATIONAL
James Del Favero                                       +1 212 902 1000
Simon Dingemans                                        +44 20 7774 1000

Capitalised terms used in this announcement have the same meaning as defined in WPP's Offer Document dated 1 August 2008.

Merrill Lynch International, Perella Weinberg Partners UK LLP and Goldman Sachs International are acting exclusively for WPP in connection with the Offer and no one else and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Merrill Lynch International, Perella Weinberg Partners UK LLP or Goldman Sachs International, respectively, nor for providing advice in connection with the Offer or any matter referred to in this announcement.

The directors of WPP accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of WPP (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect its import.

IMPORTANT NOTICES

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. The Offer Document has been prepared in accordance with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if it had been prepared in accordance with the laws and regulations of jurisdictions outside England.

The availability of the Offer to persons who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located.

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

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and the Offer will not be capable of acceptance from or within any such jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent (directly or indirectly) in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and persons receiving this announcement (including agents, nominees, custodians and trustees) must not mail or otherwise distribute or send it in or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

This announcement is not an offer of securities for sale in Australia, Canada or Japan or in any other jurisdiction in which such an offer is unlawful. The New WPP Shares, which form part of the consideration under the Offer, have not been, and will not be, registered under the securities laws of Australia, Canada or Japan, and no regulatory clearance in respect of the New WPP Shares has been, or will be, applied for in any jurisdiction other than the Kingdom. The New WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.


Notice to US Persons

The Offer is for the securities of a United Kingdom company and is subject to United Kingdom legal requirements, which are different from those of the United States. The Offer is being made in the United States in compliance with applicable tender offer rules under the US Exchange Act as modified by the "Tier II" exemption provided by Rule 14d-1(d) under such Act and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that differ in some respects from those applicable under US domestic tender offer procedures and law.

This announcement is not an offer of securities for sale in the United States. The New WPP Shares which form part of the consideration under the Offer have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States. The New WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States or to, or for the account or benefit of, any US Person except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Accordingly, unless WPP is satisfied in its sole discretion that the New WPP Shares can be offered, sold or delivered to a particular US Person, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act, a US Person who validly accepts the Offer will receive, in lieu of the New WPP Shares to which he would otherwise be entitled under the terms of the Offer, the net cash proceeds of the sale of such shares, as more fully described in the Offer Document.

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